SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On August 8, 2017, Mobileye N.V. (“Mobileye” or the “Company”) issued a press release announcing the completion of the initial offering period for the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a wholly owned subsidiary of Intel Corporation (“Intel”), to purchase all of the outstanding ordinary shares of Mobileye pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops and Mobileye. The initial offering period for the tender offer and withdrawal rights expired at 5:00 p.m., New York City time, on August 7, 2017.

Mobileye also announced that it has commenced a Subsequent Offering Period to provide Mobileye shareholders who have not yet tendered their shares the opportunity to do so. The Subsequent Offering Period is scheduled to expire at 11:59 p.m., New York City time, on August 21, 2017.

Mobileye further announced that it has submitted written notice to the New York Stock Exchange (“NYSE”) of its intention to voluntarily delist its ordinary shares, nominal value €0.01, from the NYSE in connection with the completion of the tender offer. The Company intends to file a notification of removal from listing on Form 25 with the SEC on August 21, 2017 to notify the SEC of the delisting of its ordinary shares on the NYSE. The Company intends to file a certification on Form 15 with the SEC requesting deregistration of the ordinary shares under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and automatic suspension of its public reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Mobileye further announced on August 8, 2017, Ziv Aviram, a co-founder, has tendered his resignation, effective immediately, as Chief Executive Officer and President of Mobileye, and Amnon Shashua has been named Chief Executive Officer of Mobileye.

A copy of the joint press release issued by Intel and Mobileye is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2017
MOBILEYE N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer